A Comedy from the Mind of Preston Garcia

Room For Rent

When twenty-something siblings Cooper and Lauryn Driftsman inherit their grandma's house, they think they're living on Easy Street, but when they have to rent out their spare room to a rotating cast of crazy tenants, they learn that making ends meet is anything but ...

`Coming Soon` `Investment Deadline` `Jan 22, 2025` `Jan 22, 2025` `Anticipated Launch Date`



$843,821   80   07   Amount Left To Be
                                Coming Soon
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Preston Garcia
1.5M Fans
Comedian

Preston Garcia got his start as a comedic content creator generating over a million followers. As an actor, he can be seen in iCarly, Burb Patrol, That Girl Lay Lay, Raven's Home, and the TV series Ted. As a writer, he was a semifinalist in the "Outstanding Screenplays" competition and his writing credits include the feature film Why You Listen and the sitcom Ghost Show.

1.1M   45.6K

Project Info   Documents   Community

Highlights

1. Distributed on the popular streaming platform Plex as a "Plexclusive" original series.

2. Created by and stars Preston Garcia, and co-starring popular creators and comedians Mitsy Sanderson and Lonnie Marts IV, for a total social reach of over 8.3 million followers.

3. From the producer Brennan McNichol, producer of creator-first comedies *Burb Patrol* and *Ghost Show*.

Cast

Preston Garcia
1.1M   45.6K

CHARACTER DESCRIPTION
Cooper Driftsman
Cooper, 26, is branch manager at the local outpost of an arcade and gaming restaurant chain for kids. Cooper dreams of one day being his own boss, and is willing to bend social norms to make that happen.

Mitsy Sanderson
4.7M   352K   69.3K

CHARACTER DESCRIPTION
Lauryn Driftsman
Cooper's sister, Lauryn, 29, is a legal assistant at a personal injury law firm, and seems to be the only person with principles in a workplace otherwise populated by the morally suspect. Taking rules and responsibility to a fault, Lauryn dreams of a vacation, which she can't afford.

Lonnie Marts III
2.4M   634K   82.2K

CHARACTER DESCRIPTION
Jay Foster
Jay, 26, has been Cooper's best friend since they were children. While Jay had a more privileged upbringing than Cooper and Lauryn and has a job as a software engineer, he can often be found on Cooper's couch dreaming about his secret crush, Lauryn.

Project Partners

plex
First Window Distributor

Rewards

Tier 1
Renter
$250+

- **Shout Out:** Recognition on Room For Rent's official social media pages.
- **Special Access:** Early access to exclusive behind-the-scenes photos and videos.

Tier 2
Squatter
$1,000+

- **All rewards from Renter.**
- **"Room For Rent" T - Shirt:** A limited-edition t-shirt featuring artwork from the show.
- **Virtual Q&A:** Invitation to an exclusive, live, virtual Q&A session with the show's stars Preston Garcia, Mitsy Sanderson, and Lonnie Marts.
- **Exclusive Digital Thank You:** A personalized digital thank-you note from the creators and cast of the show.
- **Private Screening:** Early access to the premiere episode of the show to host a private virtual screening of the episode for you and your friends.

Tier 3
Roommate
$5,000+

- **All rewards from Squatter.**
- **Set Visit:** A virtual visit to the set during production.
- **Associate Producer Credit:** Your name listed in the end credits for each episode as an Associate Producer.
- **Signed Script:** A physical copy of a script from the show signed by Preston Garcia, Mitsy Sanderson, and Lonnie Marts.
- **Personalized Video Message:** A personalized video message from Preston Garcia, Mitsy Sanderson, or Lonnie Marts.
- **Exclusive Community:** Invitation to Room For Rent's exclusive Discord channel.

$20,000+

- **All rewards from Roommate.**
- **Executive Producer Credit:** Your name listed in the credits as an Executive Producer.
- **Meal With A Creator:** Have a meal (virtual or in-person) with one of the stars of the show (travel and accommodation not included)
- **Walk-On Role:** A non-speaking cameo role in an episode (travel and accommodation not included)
- **Prop From The Show:** A small prop used in the production of the show.
- **Director's Chair:** A personalized Room For Rent director's chair with your name on it.
- **Invitation to Premiere Event:** Invite for you and one guest to an exclusive Room For Rent premiere screening and party with cast and crew (travel and accommodation not included)

Project Description

Cooper (PRESTON GARCIA) and Lauren (MITSY SANDERSON) are floundering twenty-something siblings, poster children of the frustrated malaise of their generation. So when they inherit their grandmother's house, they're sure they've hit the jackpot. Unfortunately, their inheritance comes burdened with huge costs that put them at risk of losing the house before they've even settled in. In need of fast cash, they create an illegal scheme to rent their spare room to a rotating cast of short-term tenants, each of whom seems to get them into increasingly hotter water. Along with their childhood best friend, Jay (LONNIE MARTS IV), Cooper and Lauren navigate becoming landlords, trying not to kill each other, and getting their shit together long enough to achieve the dream lives that Grandma believed they deserved all along. ROOM FOR RENT is an anthology-style series, each episode driven by different tenants who cycle through the house each week, creating more drama for Cooper and Lauren's already chaotic life.

About The Issuer

P&OM RFR Productions LLC was formed as a Delaware limited liability company (the "Issuer") on July 9, 2024.

Additional information about the Issuer and its financial statements are included in Form C.

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